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08001183

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Follow-Up Materials

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REGISTRANT'S NAME Hang Seng Bank

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MAR 1 4 2008

THOMSON FINANCIAL

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FILE NO. 82- 01747 FISCAL YEAR 12-31-07

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DAT : 3/11/08

恒生銀行
HANG SENG BANK

Our Ref: HOS LGA 080125
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

3 March 2008

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to enclose for your reference and records a copy of the 2007 Annual Results Press Release of the Bank which was released today.

Yours faithfully

12-31-07
AR/S

C C Li
Company Secretary

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

Press Release

新聞稿

3 March 2008

HANG SENG BANK LIMITED
2007 RESULTS - HIGHLIGHTS

- Operating profit up 41.5 per cent to HK$17,789 million (HK$12,576 million in 2006)
- Operating profit excluding loan impairment charges and other credit risk provisions up 43.0 per cent to HK$18,365 million (HK$12,840 million in 2006)
- Profit before tax up 49.2 per cent to HK$21,471 million (HK$14,395 million in 2006)
- Attributable profit up 51.5 per cent to HK$18,242 million (HK$12,038 million in 2006)
- Return on average shareholders' funds of 35.4 per cent (27.4 per cent in 2006)
- Assets up 11.5 per cent to HK$746.0 billion (HK$669.1 billion at 31 December 2006)
- Earnings per share up 51.4 per cent to HK$9.54 per share (HK$6.30 per share in 2006)
- Fourth interim dividend of HK$3.00 per share; total dividends of HK$6.30 per share for 2007 (HK$5.20 per share in 2006)
- Capital adequacy ratio† of 11.2 per cent (13.6 per cent at 31 December 2006); core capital ratio† of 8.4 per cent (10.7 per cent at 31 December 2006)
- Cost efficiency ratio of 26.6 per cent (29.0 per cent in 2006)

† *The capital adequacy and core capital ratios at 31 December 2007 were calculated in accordance with Basel II which became effective on 1 January 2007, while those at 31 December 2006 were calculated in accordance with Basel I.*

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

75
優質服務七十五年
75 Years of Excellence

Comment by Raymond Ch'ien, Chairman

Hang Seng produced excellent results in 2007, achieving attributable profit of HK$18,242 million, an increase of 51.5 per cent, or HK$6,204 million. Earnings per share grew 51.4 per cent to HK$9.54. Operating profit per full-time employee rose to HK$1.94 million, up from HK$1.49 million in 2006.

This growth reflects an impressive performance by our wealth management business, successful income diversification efforts by Treasury in an improved operating environment, further development of Commercial Banking and increased contribution from our Mainland associate, Industrial Bank Co., Ltd.

Net operating income before loan impairment charges and other credit risk provisions rose by 38.3 per cent to HK$25,015 million. This increase considerably outpaced the 26.9 per cent rise in operating expenses, contributing to our improved cost efficiency ratio of 26.6 per cent – a reduction of 2.4 percentage points compared with 2006.

Operating profit excluding loan impairment charges increased by 43.0 per cent to HK$18,365 million. Operating profit was up HK$5,213 million at HK$17,789 million.

Profit before tax increased by 49.2 per cent to HK$21,471 million, in part reflecting the unrealised gain of HK$1,465 million on the dilution of our investment in Industrial Bank Co., Ltd following its listing in February 2007.

Return on average shareholders' funds was 35.4 per cent, up from 27.4 per cent in 2006. Excluding the gain on dilution, return on average shareholders' funds was 32.6 per cent.

On 31 December 2007, our capital adequacy ratio and core capital ratio were 11.2 per cent and 8.4 per cent respectively, as calculated in accordance with new rules for the implementation of Basel II.

After careful consideration of capital requirements for investment in future business growth, particularly on the Mainland, the Directors have declared a fourth interim dividend of HK$3.00 per share, payable on 28 March 2008. This brings the total distribution for 2007 to HK$6.30 per share, up HK$1.10 compared with 2006. We remain committed to a policy of paying a steady but rising dividend that is in the best interests of all shareholders.

Outlook

Hong Kong should maintain good growth momentum in 2008, underpinned by buoyant private consumption and solid business spending in the domestic sector and sustained economic strength on the Mainland.

Challenges include the risk of a further slowdown in the US economy, which will continue to cloud the outlook for the export performance. Within Hong Kong, strong domestic demand looks set to continue, supported by the tight labour market and positive consumer sentiment. Along with low interest rates and the growing strength of the renminbi against the US dollar, this points to rising inflation risk.

Overall, we are cautiously optimistic for the year ahead. Economic fundamentals in Hong Kong and on the Mainland remain sound and domestic demand is now a major impetus for growth.

We will continue to develop our key growth drivers, particularly wealth management services, Commercial Banking and Mainland business. Using our strong brand, leading market position and solid financial fundamentals as a springboard, we will pursue new opportunities to expand our business in Hong Kong and on the Mainland.

Comment by Raymond Ch'ien, Chairman *(continued)*

It was my honour to be appointed Chairman of Hang Seng in August 2007. I wish to express sincere appreciation to my fellow Directors and Bank senior management for their valuable support.

On behalf of the Board, I would like to thank staff at all levels for their hard work and commitment to exceeding expectations. I have always admired the culture of professionalism and loyalty that exists at Hang Seng, the strength of which is reflected in this year's outstanding results.

I must also convey the Board's deep gratitude to customers and shareholders for their continued support, which provides inspiration and encouragement as we strive to achieve new heights of success.

Today, as we mark our 75th anniversary, our aim remains to achieve sustainable growth for our shareholders and other key stakeholders.

Review by Raymond Or, Vice-Chairman and Chief Executive

Hang Seng's strong results for 2007 reflect good progress with our roadmap for growth, supported by favourable economic conditions.

We enhanced our top-tier wealth management platform, recording significant success with our Private Banking, investment and insurance businesses. In mainland China, we established a wholly owned subsidiary bank and expanded the scope and reach of our services. Commercial Banking made pleasing progress with growth initiatives including the further development of corporate wealth management business and offering 'joined-up' services to customers with operations in Hong Kong and on the Mainland. Treasury benefited from an improved operating environment and additional efforts to diversify income.

Customer Groups

Personal Financial Services achieved a 54.8 per cent increase in operating profit excluding loan impairment charges to HK$12,139 million. Profit before tax was up 54.2 per cent at HK$11,918 million.

Our wealth management business achieved impressive growth, with income rising HK$4,330 million, or 100.4 per cent, to HK$8,643 million. We capitalised on positive investor sentiment, rolling out effective marketing campaigns and convenient new trading channels to achieve strong increases in securities-related income and customer base. We launched several innovative investment funds, including Hong Kong's first Securities and Futures Commission-authorised Islamic fund, and enjoyed independent recognition of our fund management performance. Investment fund income increased to a record HK$1,676 million. We expanded our structured product offerings, enjoying particularly strong sales of equity-linked instruments.

Private Banking built on its good growth momentum by further enhancing its relationship management team and range of services. In 2006 we set a target to double Private Banking's 2005 profit before tax in five years. We have achieved this in just two years, with profit before tax up 122.7 per cent at HK$1,239 million.

Hang Seng Life was Hong Kong's number one provider in terms of annualised new premiums for regular-pay (non-linked) insurance in the first three quarters of the year. In September 2007, we completed the acquisition of the outstanding 50 per cent of Hang Seng Life from the HSBC Group. This move has created a more effective vehicle for continued insurance business growth.

Strong consumer demand saw personal loans and card receivables enjoy good growth. Despite intense competition in the residential mortgage sector, the enhancement of our e-mortgage services helped us to maintain our position as a market leader.

Commercial Banking's operating profit excluding loan impairment charges grew by 10.4 per cent to HK$2,210 million. Profit before tax increased by 19.4 per cent to HK$2,701 million.

Net interest income rose by 16.1 per cent. Growth in trade finance and factoring helped drive a 22.1 per cent increase in average customer advances, while efforts to further strengthen customer relationships saw average customer deposits rise by 20.9 per cent. Initiatives to grow non-interest income achieved pleasing results, with increases in corporate wealth management income and card merchant-acquiring business. Our Octopus merchant services proved a valuable tool in attracting new customers. Hong Kong and Mainland Commercial Banking teams stepped up cooperative efforts with the aim of providing 'one-stop' banking services.

The improving interest rate environment, closer collaboration with other customer groups and increased use of e-channels, as well as success with expanding non-interest income from proprietary trading and customer-driven business, supported a 72.9 per cent increase in Treasury's operating profit excluding loan impairment charges to HK$1,534 million. Profit before tax, taking into account the increase in share of profits from associates, rose by 74.0 per cent. With no exposure to mortgage-backed securities, collaterised debt obligations or structured investment vehicles, Treasury was not directly affected by the sub-prime crisis.

Corporate Banking recorded growth of 10.1 per cent in operating profit excluding loan impairment charges to HK$598 million. Increases in average customer deposits and average customer advances saw net interest income rise by 15.4 per cent. With strong liquidity continuing to put downward pressure on loan margins, Corporate Banking took effective steps to diversify its income, resulting in growth in trade services and credit facilities fees. Profit before tax fell by 14.7 per cent to HK$475 million, affected by increased loan impairment charges related to a single large customer.

Mainland Business

We reached several important milestones in the development of our Mainland business. Our subsidiary bank, Hang Seng Bank (China) Limited ('HACN'), commenced operations in May, providing significant new opportunities for growth. Since the beginning of 2007, HACN has opened two branches and seven sub-branches, taking our Mainland network to 25 outlets across 10 cities. In August, we obtained approval to provide full renminbi services to local residents, broadening our service scope. To support our expansion and strengthen our sales and marketing capabilities, we increased our number of full-time staff on the Mainland by 436 during 2007 to 1,097. These moves underpinned good growth in lending and deposits, with total operating income rising by 69.4 per cent.

Including our share of profit from Industrial Bank, Mainland business contributed 6.5 per cent to our profit before tax, compared with 6.1 per cent in 2006.

On 31 January 2008, we signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank (YTCCB) – one of the largest city commercial bank in Shandong Province – for a total consideration of RMB800 million.

Upon completion of the acquisition, which is subject to relevant regulatory and YTCCB shareholder approvals, we will become YTCCB's largest shareholder. This strategic investment in the rapidly developing Bohai Economic Rim region supports our two-pronged strategy for growth and will complement our existing foothold on the Mainland.

Following the acquisition, Hang Seng's total Mainland investment will increase to about RMB7.3 billion, including the capital injected into HACN.

Building On Our Achievements

Hang Seng's 2007 results are a testament to the strength of the strategy for growth we set out in March 2006 and the dedicated efforts of our staff to achieve its challenging goals.

Review by Raymond Or, Vice-Chairman and Chief Executive *(continued)*

We will further leverage our leading market position, brand strength and comprehensive wealth management portfolio to attract new customers and deepen relationships with existing ones.

With a strong focus on small and medium-sized enterprise customers, we will enhance our reputation for 'one-stop' commercial banking through closer collaboration between relationship management teams in Hong Kong and on the Mainland and the further development of corporate wealth management, trade finance and business loan services.

We will strengthen the competitiveness of our Treasury business by exploring emerging opportunities on the Mainland and streamlining our service delivery, particularly through greater use of online channels.

We will work to broaden and diversify Corporate Banking's customer base, focusing on higher-margin business.

We will also continue to develop our Mainland business using our two-pronged strategy for growth. Through Hang Seng China we will continue to pursue new business opportunities and expand our customer base. We will open new outlets in cities with high-growth potential, expand our renminbi service offerings and strengthen our brand-building initiatives.

An enduring element of Hang Seng's success has been our willingness to continually set higher objectives. Despite the challenging external environment, we remain firmly focused on generating long-term business growth.

Results summary

Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') reported an audited profit attributable to shareholders of HK$18,242 million for 2007, a rise of 51.5 per cent over 2006. The record results also boosted earnings per share to HK$9.54, up HK$3.24 from 2006. Attributable profit to shareholders for the second half of 2007 increased by HK$508 million, or 5.7 per cent, when compared with the first half.

- **Operating profit excluding loan impairment charges and other credit risk provisions** rose by HK$5,525 million, or 43.0 per cent, to HK$18,365 million. This was underpinned by strong asset and deposit growth, net interest margin expansion and record-breaking growth of the wealth management business on the back of a sharp rise in equity market activity, which contributed to the 25.9 per cent increase in net interest income and 61.2 per cent in non-interest income as highlighted below.

- **Net interest income** increased by HK$3,025 million, or 25.9 per cent, with an increase of 14.3 per cent in average interest-earning assets. The rise in net interest income was supported by the 10.4 per cent growth in average customer advances and the 10.4 per cent rise in average customer deposits. **Net interest margin** improved by 21 basis points to 2.23 per cent, benefiting from improved deposit spreads, better yields on Treasury balance sheet management portfolios and contribution from net free funds.

- **Net fees and commissions** rose by HK$3,389 million, or 96.9 per cent, driven by strong business growth and favourable investment market sentiment. Fees income from stockbroking and related services rose by 146.6 per cent with the buoyant stock market driving increased transaction activity and a 19.7 per cent growth in customer base. Remarkable growth was also recorded in income from sales of retail investment funds (110.6 per cent), sales of third-party structured investment products (603.2 per cent) and private banking investment services (202.1 per cent). Card services income increased by 21.9 per cent, supported by a rise of 8.9 per cent in the number of cards issued as well as a 21.1 per cent increase in cardholder spending.

- **Trading income** improved by 26.2 per cent to HK$1,679 million. Foreign exchange income declined by 26.9 per cent, affected by the exchange loss on forward contracts used in 'funding swap' activities in the balance sheet management portfolios and on the revaluation of certain US dollar capital funds against the renminbi. These US dollar funds are maintained in our Mainland subsidiary bank and are subject to regulatory controls on their conversion into renminbi. Excluding these unfavourable factors, foreign exchange income actually rose by 16.5 per cent, attributable to the balanced growth achieved by expanding proprietary trading and customer-driven business. Securities, derivatives and other trading rose by HK$666 million, benefiting from the improvement in trading results and the growth in sales volume driven by strong customer demand for equity-linked investment products.

- Income from insurance business, including **net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business,** and after deducting **net insurance claims incurred and movement in policyholders' liabilities,** increased by 33.9 per cent to HK$2,403 million. Life insurance income rose by 39.2 per cent to HK$2,055 million, reflecting strong growth in new annualised premiums and investment returns on insurance funds.

- **Net operating income before loan impairment charges and other credit risk provisions** increased by HK$6,934 million, or 38.3 per cent, to HK$25,015 million with encouraging growth in all core banking income lines.

Results summary *(continued)*

- **Operating expenses** rose by HK$1,409 million, or 26.9 per cent, to HK$6,650 million. Headcount increased by 8.6 per cent as sales and support functions were strengthened to support business growth in Hong Kong and on the Mainland. The Bank's Mainland operations accounted for HK$309 million, or 21.9 per cent, of the increase in operating expenses, reflecting the establishment of the Bank's wholly-owned subsidiary bank HACN, the expansion of Mainland network from 15 to 25 outlets and the rise in net headcount from 661 to 1,097 during 2007. Excluding performance-related pay and Mainland operations, operating expenses increased by HK$416 million, or 9.0 per cent, due mainly to the addition of 285 staff in Hong Kong and rises in marketing and rental expenses.

- **Operating profit** was up HK$5,213 million, or 41.5 per cent, at HK$17,789 million, after accounting for the moderate increase of HK$312 million in **loan impairment charges and other credit risk provisions** under the continued benign credit environment.

- **Profit before tax** was up 49.2 per cent at HK$21,471 million after taking the following items into account:

- a **gain on dilution of investment in an associate** of HK$1,465 million related to the listing of Industrial Bank;
- an increase of 18.1 per cent in **net surplus on property revaluation**;
- a rise of 71.3 per cent in **share of profits from associates**, mainly contributed by Industrial Bank; and
- a fall of 15.1 per cent in **profit on disposal of fixed assets and financial investments**, mainly from the disposal of properties.

Balance sheet and key ratios

Total assets increased by HK$76.9 billion, or 11.5 per cent, to HK$746.0 billion. Customer advances rose by 10.4 per cent. In line with the Bank's strategy to diversify its loan portfolio, encouraging growth was recorded in Mainland lending, commercial lending, mortgages, trade finance, cards and personal loans. The 9.3 per cent increase in customer deposits funded the growth in interbank placing and money market instruments. At 31 December 2007, the advances-to-deposits ratio was 52.2 per cent, compared with 51.7 per cent at the end of 2006.

Shareholders' funds (excluding proposed dividends) grew by HK$7,372 million, or 17.0 per cent, to reach HK$50,720 million as at 31 December 2007. Retained profits rose by HK$3,829 million, reflecting the growth in attributable profit and the HK$1,465 million gain on the dilution of the Bank's investment in an associate. The available-for-sale investments reserve also rose.

The **return on average total assets** was 2.6 per cent, compared with 1.9 per cent for 2006. The **return on average shareholders' funds** was 35.4 per cent (27.4 per cent in 2006).

On 31 December 2007, the **capital adequacy ratio** was 11.2 per cent and the **core capital ratio** was 8.4 per cent, as calculated in accordance with the Banking (Capital) Rules issued by the Hong Kong Monetary Authority ('HKMA') for the implementation of the Basel II. The capital adequacy ratio and core capital ratio on 31 December 2006 under the Basel I capital regime were 13.6 per cent and 10.7 per cent respectively.

The Bank maintained a strong liquidity position. The **average liquidity ratio** for 2007 was 52.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 51.9 per cent for 2006.

The cost efficiency ratio for 2007 was 26.6 per cent, compared with 29.0 per cent for 2006.

Results summary *(continued)*

Dividends

The Directors have declared a fourth interim dividend of HK$3.00 per share, which will be payable on 28 March 2008 to shareholders on the register of shareholders as of 18 March 2008. Together with the interim dividends for the first three quarters, the total distribution for 2007 will amount to HK$6.30 per share, an increase of HK$1.10 per share over 2006.

Customer group performance

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Year ended 31 December 2007							
Net interest income	8,701	2,364	719	1,312	1,623	–	14,719
Net fee income/(expense)	5,726	1,005	109	(25)	71	–	6,886
Trading income/(loss)	1,086	173	9	468	(57)	–	1,679
Net income/(expense) from financial instruments *designated at fair value*	1,901	2	–	4	–	–	1,907
Dividend income	14	1	–	–	37	–	52
Net earned insurance premiums	9,519	181	2	–	–	–	9,702
Other operating income/(expense)	543	47	–	(3)	160	–	747
Inter-segment income	–	–	–	–	373	(373)	–
Total operating income	27,490	3,773	839	1,756	2,207	(373)	35,692
Net insurance claims incurred and movement in policyholders' liabilities	(10,584)	(92)	(1)	–	–	–	(10,677)
Net operating income before loan impairment charges and other credit risk provisions	16,906	3,681	838	1,756	2,207	(373)	25,015
Loan impairment charges and other credit risk provisions	(277)	(165)	(134)	–	–	–	(576)
Net operating income	16,629	3,516	704	1,756	2,207	(373)	24,439
Total operating expenses ♦	(4,442)	(1,437)	(234)	(214)	(323)	–	(6,650)
Inter-segment expenses	(325)	(34)	(6)	(8)	–	373	–
Operating profit	11,862	2,045	464	1,534	1,884	–	17,789
Gain on dilution of investment in associate	–	–	–	–	1,465	–	1,465
Profit on disposal of fixed assets and financial investments	4	1	11	–	700	–	716
Net surplus on property revaluation	–	–	–	–	379	–	379
Share of profits from associates	52	655	–	295	120	–	1,122
Profit before tax	11,918	2,701	475	1,829	4,548	–	21,471
Share of profit before tax	55.5 %	12.6 %	2.2 %	8.5 %	21.2 %	–	100.0 %
Operating profit excluding *inter-segment transactions*	12,187	2,079	470	1,542	1,511	–	17,789
Operating profit excluding loan impairment charges and other credit risk provisions	12,139	2,210	598	1,534	1,884	–	18,365
♦Depreciation/amortisation included in operating expenses	(118)	(21)	(5)	(3)	(234)	–	(381)
At 31 December 2007							
Total assets	190,696	80,479	79,419	358,306	37,099	–	745,999
Total liabilities	459,756	100,857	53,373	42,486	33,071	–	689,543
Investments in associates	201	2,520	–	1,138	2,318	–	6,177
Capital expenditure incurred during the year	226	76	21	3	215	–	541

Customer group performance *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2006							
Net interest income	7,428	2,036	623	481	1,126	–	11,694
Net fee income/(expense)	2,576	809	86	(24)	50	–	3,497
Trading income	517	150	7	628	28	–	1,330
Net income/(expense) from financial instruments designated at fair value	910	–	–	(11)	–	–	899
Dividend income	8	5	–	–	34	–	47
Net earned insurance premiums	7,671	174	1	–	–	–	7,846
Other operating income/(expense)	542	26	–	(4)	281	–	845
Inter-segment income	–	–	–	–	378	(378)	–
Total operating income	19,652	3,200	717	1,070	1,897	(378)	26,158
Net insurance claims incurred and movement in policyholders' liabilities	(8,014)	(63)	–	–	–	–	(8,077)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	11,638	3,137	717	1,070	1,897	(378)	18,081
Loan impairment (charges)/ releases and other credit risk provisions	(165)	(101)	14	–	(12)	–	(264)
Net operating income	11,473	3,036	731	1,070	1,885	(378)	17,817
Total operating expenses ♦	(3,472)	(1,098)	(168)	(175)	(328)	–	(5,241)
Inter-segment expenses	(326)	(38)	(6)	(8)	–	378	–
Operating profit	7,675	1,900	557	887	1,557	–	12,576
Profit on disposal of fixed assets and financial investments	26	–	–	–	817	–	843
Net surplus on property *revaluation*	–	–	–	–	321	–	321
Share of profits from associates	29	362	–	164	100	–	655
Profit before tax	7,730	2,262	557	1,051	2,795	–	14,395
Share of profit before tax	53.7%	15.7%	3.9%	7.3%	19.4%	–	100.0%
Operating profit excluding inter-segment transactions	8,001	1,938	563	895	1,179	–	12,576
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	7,840	2,001	543	887	1,569	–	12,840
♦*Depreciation/amortisation included in operating expenses*	(106)	(11)	(4)	(2)	(210)	–	(333)
At 31 December 2006							
Total assets	167,241	69,633	76,619	326,181	29,390	–	669,064
Total liabilities	429,667	82,340	41,959	38,609	27,791	–	620,366
Investments in associates	141	1,775	–	801	771	–	3,488
Capital expenditure incurred during the year	159	44	11	8	157	–	379

Customer group performance *(continued)*

Personal Financial Services ('PFS') reported a growth of 54.2 per cent in profit before tax to HK$11,918 million, representing 55.5 per cent of the Group's total profit before tax. Operating profit excluding loan impairment charges rose by 54.8 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income was nearly double that of 2006, due mainly to the booming investment market and the continued success of PFS's wealth management business, which delivered the following record achievements:

- Gross subscriptions of investment funds achieved significant growth of 149.5 per cent over 2006;
- Stock trading turnover was up by 148.4 per cent and securities customer base increased by 19.7 per cent, supported by the launch of new mobile phone trading services and the first TV trading platform in Hong Kong;
- Equity-linked structured instruments registered year-on-year growth of 172.0 per cent in sales volume;
- Our life insurance business ranked number one in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007.

Private banking also sustained its outstanding growth momentum with total operating income up by 109.8 per cent. Profit before tax rose by 122.7 per cent to HK$1,239 million, triple that of 2005 and comfortably exceeding its five-year target of doubling its 2005 profit before tax.

Net interest income rose by 17.1 per cent, due mainly to the 6.9 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference to preserve liquidity for investment.

The contraction in Government Home Ownership Scheme mortgages notwithstanding, PFS's loan portfolio grew by 9.9 per cent. Amid the upward trend of the property market, residential mortgage business remained competitive. Nevertheless, the Bank sustained its position as one of the market leaders.

Card business maintained steady growth in 2007. The launch of new credit cards coupled with a series of promotional campaigns successfully brought the number of cards in issue to 1.53 million and boosted card spending by 21.1 per cent over 2006. Personal lending also registered impressive growth with a 43.0 per cent increase in loan balance.

Hang Seng's life insurance business maintained its leading market position. Annualised new regular premiums grew by 33.5 per cent with the launch of new annuities and health protection products tailored for the needs of pre-retirees and retirees. As a result, life insurance reported a rise of 34.2 per cent in operating income, driven by growth of 17.0 per cent in the number of policies in force.

Customer group performance *(continued)*

Commercial Banking ('CMB') achieved an increase of 10.4 per cent in operating profit excluding loan impairment charges, driven by balanced and sustained growth in both net interest income and net fee income. Profit before tax rose by 19.4 per cent to HK$2,701 million, contributing 12.6 per cent of the Group's total profit before tax.

Net interest income recorded good growth of 16.1 per cent. Average customer advances rose by 22.1 per cent over 2006 as a result of balanced growth in trade and factoring, and advances to the manufacturing and wholesale and retail sectors.

Corporate wealth management income contributed 9.9 per cent of CMB's total operating income in 2007, up from 7.9 per cent in 2006. Investment and treasury business accelerated in the second half of 2007, recording a 125.8 per cent growth in income.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of 16.7 per cent. Octopus merchant services continued to provide an important competitive advantage in acquiring new customers. Around 75 per cent of Octopus merchants acquired during 2007 were new customers for the Bank. The number of new commercial customers acquired in 2007 outperformed 2006 by 22.0 per cent.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittance services income. Net fees and commissions grew by 24.2 per cent.

Average customer deposits increased by 20.9 per cent, driven primarily by dedicated relationship management and customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland. Hong Kong and Mainland teams joined up to provide one-stop banking services to commercial customers with cross-border financial needs. Average customer deposits and average customer advances rose by 75.2 per cent and 89.0 per cent respectively. This underpinned the 113.0 per cent growth in net interest income on the Mainland in 2007.

Business e-Banking enjoyed strong growth. As of 31 December 2007, over 51,000 customers had registered for Business e-Banking services, a year-on-year increase of 33.5 per cent. The number of online business banking transactions grew by 44.5 per cent.

Corporate Banking ('CIB') achieved an increase of 10.1 per cent in operating profit excluding loan impairment charges, driven by satisfactory growth of 15.4 per cent in net interest income and 26.7 per cent in net fee income. Average customer deposits rose by 31.7 per cent and deposit spreads widened. Average customer advances increased by 5.1 per cent, mainly in lending to property investment, securities and information technology companies. Profit before tax fell by HK$82 million to HK$475 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies, mid-tier property developers and securities firms. CIB was active in financing Mainland projects of Hong Kong-based corporations during 2007 and continued to expand its Mainland customer base.

Customer group performance *(continued)*

Treasury ('TRY') reported a 72.9 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 74.0 per cent to HK$1,829 million and contributed 8.5 per cent to the Group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$831 million, or 172.8 per cent, in net interest income. Including the net increase of HK$357 million in funding swap* costs (described below) - which were recognised as foreign exchange losses - net interest income rose by HK$474 million, or 125.7 per cent. Benefiting from the aggressive rate cuts in the United States and Hong Kong, as well as the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver further profit growth.

Trading income fell by HK$160 million, or 25.5 per cent, due mainly to the mirror effect of the 'funding swap' activities* in the balance sheet management portfolios which reported a loss of HK$461 million in 2007 (loss of HK$104 million in 2006). Excluding the impact of 'funding swap' activities*, trading income increased by HK$197 million, or 26.9 per cent. Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded encouraging growth.

* *Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Mainland business

The opening of the Bank's Mainland subsidiary, HACN, in May 2007 marked the start of a new era of business growth for the Bank. This landmark event was given a further boost in August when HACN obtained permission to begin offering comprehensive renminbi banking services to Mainland residents. At the end of 2007, HACN, which is headquartered in Shanghai, operated a network of 23 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo. The Hangzhou Branch, Ningbo Branch and seven sub-branches (three in Shanghai, two in Guangzhou, one in Beijing and another one in Shenzhen) were opened in 2007. The Bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen. HACN will continue to strengthen the Bank's strategic positioning by opening new outlets in high-potential areas, focusing particularly on the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions, which offer excellent prospects for expanding the Bank's PFS and CMB businesses. HACN aims to grow its Mainland network to over 50 outlets by 2010.

With sustained economic growth on the Mainland, HACN extended its range of financial services, including renminbi services, and pursued new opportunities to grow its business. Total operating income rose by 69.4 per cent, benefiting from impressive increases in both net interest income and non-interest income, supported by strong growth of 63.8 per cent in customer advances and 188.6 per cent in customer deposits. Profit before tax fell by 77.5 per cent, affected by the cost of establishing HACN as well as investment in human resources and branch network, an exchange loss on US dollar capital funds upon revaluation against the renminbi and an increase in loan impairment charges.

In terms of customer groups, Mainland PFS successfully focused on the affluent and mass affluent segment, capturing more business to record a 131.2 per cent increase in Mainland Prestige Banking accounts during the year. Leveraging the Bank's well-established corporate customer base in Hong Kong, HACN's CMB and CIB teams collaborated closely with their Hong Kong counterparts to serve customers' business needs on the Mainland and in Hong Kong, helping to enlarge HACN's Mainland corporate customer base. TRY continued to manage the funding positions of the branches and develop structured products to meet the investment needs of customers.

Including the Bank's share of profit from Industrial Bank Co., Ltd, Mainland business contributed 6.5 per cent of total profit before tax, compared with 6.1 per cent in 2006.

The financial information in this press release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') for the year ended 31 December 2007.

1 Highlights of Results
2 Chairman's Comment
4 Chief Executive's Review
7 Results Summary
10 Customer Group Performance
15 Mainland Business
16 Contents
18 Consolidated Income Statement
19 Consolidated Balance Sheet
20 Consolidated Statement of Recognised Income and Expense
21 Consolidated Cash Flow Statement
22 Financial Review
- 22 Net interest income
- 24 Net fee income
- 25 Trading income
- 26 Net income from financial instruments designated at fair value
- 26 Other operating income
- 27 Analysis of income from wealth management business
- 29 Loan impairment charges and other credit risk provisions
- 30 Operating expenses
- 31 Profit on disposal of fixed assets and financial investments
- 31 Gains on dilution of investment in associate
- 32 Tax expense
- 33 Earnings per share
- 33 Dividends per share
- 33 Segmental analysis
- 35 Analysis of assets and liabilities by remaining maturity
- 36 Cash and balances with banks and other financial institutions
- 37 Placings with and advances to banks and other financial institutions
- 37 Trading assets
- 38 Financial assets designated at fair value
- 39 Advances to customers
- 40 Loan impairment allowances against advances to customers
- 41 Impaired advances and allowances
- 42 Overdue advances
- 43 Rescheduled advances
- 43 Segmental analysis of advances to customers by geographical area
- 44 Gross advances to customers by industry sector
- 46 Financial investments
- 47 Amount due from/to immediate holding company and fellow subsidiary companies
- 48 Investments in associates
- 48 Intangible assets
- 48 Other assets
- 49 Current, savings and other deposit accounts
- 49 Certificates of deposit and other debt securities in issue
- 50 Trading liabilities
- 50 Other liabilities
- 51 Subordinated liabilities
- 52 Shareholders' funds

53 Capital resources management
54 Liquidity ratio
55 Reconciliation of cash flow statement
56 Contingent liabilities, commitments and derivatives
59 Statutory accounts and accounting policies
59 Comparative figures
59 Acquisition
60 Property revaluation
60 Foreign currency positions
61 Post balance sheet event
61 Ultimate holding company
61 Register of shareholders
61 Proposed timetable for 2008 quarterly dividends
62 Code on corporate governance practices
62 Board of directors
62 Press release

Figures in HK$m	Year ended 31 December 2007	2006
Interest income	34,406	29,262
Interest expense	(19,687)	(17,568)
Net interest income	**14,719**	11,694
Fee income	7,682	4,074
Fee expense	(796)	(577)
Net fee income	**6,886**	3,497
Trading income	1,679	1,330
Net income from financial instruments designated at fair value	1,907	899
Dividend income	52	47
Net earned insurance premiums	9,702	7,846
Other operating income	747	845
Total operating income	**35,692**	26,158
Net insurance claims incurred and movement in policyholders' liabilities	(10,677)	(8,077)
Net operating income before loan impairment charges and other credit risk provisions	**25,015**	18,081
Loan impairment charges and other credit risk provisions	(576)	(264)
Net operating income	**24,439**	17,817
Employee compensation and benefits	(3,585)	(2,694)
General and administrative expenses	(2,684)	(2,214)
Depreciation of premises, plant and equipment	(348)	(323)
Amortisation of intangible assets	(33)	(10)
Total operating expenses	**(6,650)**	(5,241)
Operating profit	**17,789**	12,576
Gain on dilution of investment in associate	1,465	–
Profit on disposal of fixed assets and financial investments	716	843
Net surplus on property revaluation	379	321
Share of profits from associates	1,122	655
Profit before tax	**21,471**	14,395
Tax expense	(2,865)	(2,049)
Profit for the year	**18,606**	12,346
Profit attributable to shareholders	18,242	12,038
Profit attributable to minority interests	364	308
	18,606	12,346
Dividends	12,045	9,942
Earnings per share (in HK$)	9.54	6.30

With effect from 2006, interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described below has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

	2007	2006
Interest income	*33,701*	*28,639*
Interest expense	*(17,343)*	*(15,000)*
Net interest income	*16,358*	*13,639*
Net interest income and expense reported as 'Net trading income'	*(1,753)*	*(2,039)*
Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	*114*	*94*

Figures in HK$m	At 31 December 2007	At 31 December 2006
Assets		
Cash and balances with banks and other financial institutions	**16,864**	9,390
Placings with and advances to banks and other financial institutions	**113,029**	99,705
Trading assets	**10,390**	12,467
Financial assets designated at fair value	**13,892**	8,280
Derivative financial instruments	**4,702**	1,887
Advances to customers	**308,356**	279,353
Financial investments	**244,294**	227,710
Investments in associates	**6,177**	3,488
Investment properties	**2,581**	2,732
Premises, plant and equipment	**6,794**	6,516
Interest in leasehold land held for own use under operating lease	**565**	580
Intangible assets	**2,889**	2,070
Other assets	**15,466**	14,886
	745,999	669,064
Liabilities		
Current, savings and other deposit accounts	**546,653**	482,821
Deposits from banks	**19,736**	17,950
Trading liabilities	**48,151**	60,093
Financial liabilities designated at fair value	**1,498**	1,562
Derivative financial instruments	**4,683**	1,531
Certificates of deposit and other debt securities in issue	**5,685**	7,595
Other liabilities	**17,850**	16,123
Liabilities to customers under insurance contracts	**33,089**	22,975
Deferred tax and current tax liabilities	**2,844**	2,716
Subordinated liabilities	**9,354**	7,000
	689,543	620,366
Capital resources		
Minority interests	**—**	1,717
Share capital	**9,559**	9,559
Retained profits	**32,873**	29,044
Other reserves	**8,288**	4,745
Proposed dividends	**5,736**	3,633
Shareholders' funds	**56,456**	46,981
	56,456	48,698
	745,999	669,064

Figures in HK$m	***Year ended 31 December*** ***2007***	*2006*
Unrealised surplus on revaluation of premises, net of tax	**443**	519
Tax on realisation of revaluation surplus on disposal of premises	**45**	106
Available-for-sale investments reserve, net of tax:		
- fair value changes taken to equity	**1,594**	1,232
- fair value changes transferred to income statement		
-- on impairment	**–**	12
-- on hedged items	**(181)**	21
-- on disposal	**(444)**	(325)
Cash flow hedges reserve, net of tax:		
- fair value changes taken to equity	**146**	(179)
- fair value changes transferred to income statement	**218**	442
Actuarial (losses)/gains on defined benefit plans, net of tax	**(1,243)**	218
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**527**	184
Net income recognised directly in equity	**1,105**	2,230
Profit for the year	**18,606**	12,346
Total recognised income and expense for the year	**19,711**	14,576
Attributable to shareholders	**19,347**	14,268
Attributable to minority interests	**364**	308
	19,711	14,576

Figures in HK$m	*Year ended 31 December* *2007*	*2006*
Net cash inflow from operating activities	**21,070**	53,541
Cash flows from investing activities		
Dividends received from associates	**207**	33
Purchase of available-for-sale investments	**(90,693)**	(101,258)
Purchase of held-to-maturity debt securities	**(504)**	(351)
Proceeds from sale or redemption of available-for-sale investments	**91,813**	69,279
Proceeds from sale or redemption of held-to-maturity debt securities	**43**	38
Purchase of fixed assets and intangible assets	**(540)**	(379)
Proceeds from sale of fixed assets and assets held for sale	**1,130**	3,130
Interest received from available-for-sale investments	**9,756**	6,557
Dividends received from available-for-sale investments	**49**	45
Net cash outflow from increase in stake of subsidiaries	**(2,409)**	–
Net cash inflow/(outflow) from investing activities	**8,852**	(22,906)
Cash flows from financing activities		
Dividends paid	**(9,942)**	(9,942)
Interest paid for subordinated liabilities	**(473)**	(332)
Proceeds from subordinated liabilities	**2,342**	3,489
Net cash outflow from financing activities	**(8,073)**	(6,785)
Increase in cash and cash equivalents	**21,849**	23,850
Cash and cash equivalents at 1 January	**90,275**	65,513
Effect of foreign exchange rate changes	**1,350**	912
Cash and cash equivalents at 31 December	**113,474**	90,275

Net interest income

Figures in HK$m	**2007**	2006
Net interest income/(expense) arising from:		
- financial assets and liabilities that are not at fair value through profit and loss	**16,404**	13,689
- trading assets and liabilities	**(1,753)**	(2,039)
- financial instruments designated at fair value	**68**	44
	14,719	11,694
Average interest-earning assets	**661,469**	578,588
Net interest spread	**1.84%**	1.66%
Net interest margin	**2.23%**	2.02%

Net interest income rose by HK$3,025 million, or 25.9 per cent, to HK$14,719 million with a 14.3 per cent increase in average interest-earning assets.

Average customer advances rose 10.4 per cent, with notable increases in Mainland loans, higher yielding card advances, personal loans and trade finance. Ample liquidity in Hong Kong continued to exert downward pressure on corporate loan margins. Although activity in the local property market increased, intense market competition continued to drive down mortgage pricing. Overall, the total loan portfolio contributed HK$427 million to the growth in net interest income.

Deposit products contributed HK$1,017 million of the increase in net interest income, benefiting from the 10.4 per cent growth in average customer deposits, mainly in low cost savings balances, as well as improved deposit spreads.

The contribution from net free funds added HK$468 million to the increase in net interest income, arising mainly from increases in both market interest rates and the level of free funds (including non-interest-bearing account balances and net shareholders' funds).

The debt securities portfolio of life insurance fund investments grew by 41.2 per cent, adding HK$283 million to net interest income. Treasury balance sheet management income improved as lower-yielding securities gradually matured and were replaced by higher-yielding securities, which resulted in an HK$830 million increase in net interest income.

Net interest margin rose by 21 basis points to 2.23 per cent. Net interest spread increased by 18 basis points to 1.84 per cent, benefiting from wider deposit spreads and better yields on Treasury balance sheet management portfolios. The contribution from net free funds rose by three basis points to 0.39 per cent. Including the net increase of HK$357 million in funding swap costs – which were recognised as foreign exchange losses under trading income – net interest income increased by HK$2,668 million, or 23.0 per cent, and net interest margin improved by 16 basis points to 2.16 per cent.

Compared with first half of 2007, net interest income in the second half recorded encouraging growth of HK$1,327 million, or 19.8 per cent, with a 6.8 per cent growth in average interest-earning assets. Net interest margin improved by 22 basis points.

Net interest income *(continued)*

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. That arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	**2007**	2006
Net interest income	**16,358**	13,639
Average interest-earning assets	**643,655**	564,027
Net interest spread	**1.98%**	1.83%
Net interest margin	**2.54%**	2.42%

Net fee income

Figures in HK$m	*2007*	*2006*
- Stockbroking and related services	**1,985**	805
- Retail investment funds	**1,676**	796
- Structured investment products	**661**	94
- Insurance	**115**	108
- Account services	**284**	274
- Private banking	**1,000**	331
- Remittances	**193**	161
- Cards	**1,048**	860
- Credit facilities	**110**	111
- Trade services	**406**	380
- Other	**204**	154
Fee income	**7,682**	4,074
Fee expense	**(796)**	(577)
	6,886	3,497

Net fee income rose by HK$3,389 million, or 96.9 per cent, compared with 2006, to HK$6,886 million. In the second half of 2007, net fee income was HK$1,162 million, or 40.6 per cent, higher than in the first half.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment market sentiment in Hong Kong. Stockbroking and related services income rose 146.6 per cent, reflecting the higher transaction volume, and the customer base grew by 19.7 per cent. Income from retail investment funds increased by 110.6 per cent to reach a record HK$1,676 million, achieved in large part through the launch of new funds, particularly those focusing on China stocks. Fund turnover reached a record HK$68.5 billion. Income from sales of structured investment products grew by 603.2 per cent, mainly reflecting sales of equity-linked instruments. Private banking investment services income achieved strong results and rose by 202.1 per cent.

Card services income grew by 21.9 per cent, due to the 8.9 per cent increase in the number of cards in circulation and the 21.1 per cent rise in cardholder spending. Remittance, trade services and account services fees grew by 19.9 per cent, 6.8 per cent and 3.6 per cent respectively.

Trading income

Figures in HK$m	***2007***	*2006*
Trading income:		
- foreign exchange	**861**	1,178
- securities, derivatives and other trading activities	**818**	152
	1,679	1,330

Trading income rose by HK$349 million, or 26.2 per cent, to HK$1,679 million, compared with 2006. The HK$317 million fall in foreign exchange income was attributable mainly to two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$461 million was incurred in 2007 (HK$104 million in 2006) on forward contracts used in 'funding swap' activities* in the balance sheet management portfolios. Second, capital funds of HACN injected in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of the US dollar funds against the renminbi, amounting to HK$171 million in 2007, was recognised as a foreign exchange loss. Excluding these two items, efforts to expand proprietary trading and customer-driven business saw normal foreign exchange trading rise by HK$211 million, or 16.5 per cent.

Income from securities, derivatives and other trading grew significantly by HK$666 million, or 438.2 per cent, attributable to the improvement in trading results and the growth in trading volume. Profit earned on equity-linked products structured for customers accounted for HK$470 million of the growth.

For the second half of 2007, trading income grew by HK$511 million, or 87.5 per cent, to HK$1,095 million, attributable mainly to the rise in normal foreign exchange profit and profit earned on equity-linked structured products.

**Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Net income from financial instruments designated at fair value

Figures in HK$m	**2007**	2006
Net income on assets designated at fair value which back insurance and investment contracts	**1,903**	910
Net change in fair value of other financial instruments designated at fair value	**4**	(11)
	1,907	899

Financial instruments designated at fair value reported a net income of HK$1,907 million, compared with HK$899 million in 2006, reflecting the remarkable investment performance and growth of the life insurance fund portfolios.

Other operating income

Figures in HK$m	**2007**	2006
Rental income from investment properties	**139**	186
Movement in present value of in-force long-term insurance business	**397**	363
Other	**211**	296
	747	845

Analysis of income from wealth management business

Figures in HK$m	2007	2006
Investment income:		
- retail investment funds	1,676	796
- structured investment products*	1,492	513
- private banking**	1,009	340
- securities broking and related services	1,985	805
- margin trading and others	78	65
	6,240	2,519
Insurance income:		
- life insurance	2,055	1,476
- general insurance and others	348	318
	2,403	1,794
Total	8,643	4,313

* *Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.*

** *Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.*

Wealth management income increased by an impressive 100.4 per cent to HK$8,643 million. Investment services income grew by 147.7 per cent, reflecting record investment product sales and a high level of stock market activity, while insurance business income rose by 33.9 per cent.

The buoyant stock market stimulated demand for investment fund sales, which reached a record HK$68.5 billion, representing a 149.5 per cent increase over 2006. This achievement was facilitated by the Bank's efforts to offer a wide choice of funds from both Hang Seng Investment Management and third-party providers - ranging from high-growth China and emerging market equity funds to fixed-income funds - to meet the various investment strategies and risk appetites of different customers. The successful launch of new funds under the Hang Seng investment fund series (for example, the Hang Seng Consumer Sector FlexiPower Fund, which was the first consumer sector fund focusing on the Mainland and Hong Kong securities which are listed on the Stock Exchange of Hong Kong) and the good performance of existing thematic funds, particularly the Hang Seng China Equity Fund, also boosted investment fund income. Funds under management (excluding private banking) rose by 32.3 per cent to HK$82.1 billion compared with 2006 year-end. As a result of this outstanding performance, investment fund income (including sales commission and management fees) rose a significant 110.6 per cent to reach a record HK$1,676 million.

The Bank continued to make good progress with sourcing and distributing competitive structured products packaged by both Hang Seng and third-party providers, registering a 12.1 per cent rise in turnover and a record 190.8 per cent increase in structured investment product income, primarily related to equity-linked instruments.

Analysis of income from wealth management business *(continued)*

The Bank continued to expand its e-service channels and mobile communication services to better cater for the needs of customers. A mobile phone trading service was launched during the year to capture more business opportunities and help customers to manage their securities investment portfolios more easily and effectively in the buoyant investment conditions. Riding on a spate of IPO activity in Hong Kong, the Bank further enhanced its IPO subscription services to meet customers' needs and participated in certain IPO activities by leveraging its extensive network, customer base and funding capabilities. Through effective marketing campaigns and personalised services, the Bank grew its number of securities accounts by 19.7 per cent and successfully boosted its trading volume by 148.4 per cent. The positioning of the Bank's business increased stockbroking and related service income by 146.6 per cent to HK$1,985 million.

Private banking continued to make remarkable progress, supported by the further strengthening of its relationship management team and investment services support. Investment services income for 2007 was more than double that reported for 2006. Customer base and assets under management rose by 19.8 per cent and 39.8 per cent respectively.

Life insurance registered encouraging income growth of 39.2 per cent to reach HK$2,055 million (analysed in the table below). Life insurance business ranked number one in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007 and premium income grew by 24.7 per cent. The Bank advanced its strategy to capture a greater share of the retirement planning market by expanding its product range, launching the 'Critical Illness Life Insurance Plan' and 'Flexi-Income Life Insurance Plan' during the year. Investment returns were higher, reflecting the growing portfolio size and higher equity returns from the buoyant stock market. The increase in movement in policyholders' liabilities is largely in line with the increase in premium income.

General insurance income also increased by 9.4 per cent to HK$348 million, due mainly to the growth in premiums earned from general accident protection.

Figures in HK$m	**2007**	2006
Life insurance:		
- net interest income and fee income	**943**	665
- investment returns on life insurance funds	**1,903**	910
- net earned insurance premiums	**9,394**	7,534
- claims, benefits and surrenders paid	**(1,285)**	(1,014)
- movement in policyholders' liabilities♦	**(9,315)**	(6,991)
- reinsurers' share of claims incurred and movement in policyholders' liabilities	**18**	9
- movement in present value of in-force long-term insurance business	**397**	363
	2,055	1,476
General insurance and others	**348**	318
Total	**2,403**	1,794

♦ *Including premium and investment reserves*

Loan impairment charges and other credit risk provisions

Figures in HK$m	**2007**	2006
Loan impairment (charges)/releases:		
- individually assessed	**(250)**	(107)
- *collectively assessed*	**(326)**	(145)
	(576)	(252)
Of which:		
- new and additional	**(702)**	(423)
- releases	**64**	106
- recoveries	**62**	65
	(576)	(252)
Other provision	**–**	(12)
Loan impairment charges and other *credit risk provisions*	**(576)**	(264)

Loan impairment charges and other credit risk provisions increased by HK$312 million, or 118.2 per cent, to HK$576 million. There was an increase of HK$143 million in individually assessed provisions, due mainly to higher charges and lower releases for several commercial customers.

Of the collectively assessed charges, HK$253 million was made on the card and personal loan portfolio, representing a rise of 82.0 per cent over 2006 but due mainly to the 34.2 per cent growth of this portfolio. The delinquency rate and level of loan losses continued to be satisfactory. A charge of HK$73 million was made on advances not identified individually as impaired, compared with a charge of HK$6 million made in 2006, reflecting the 10.4 per cent growth in gross advances to customers and the update of the historical loss rates used for 2007.

Operating expenses

Figures in HK$m	*2007*	*2006*
Employee compensation and benefits:		
- salaries and other costs	2,443	2,188
- performance-related pay	1,095	382
- retirement benefit costs	47	124
	3,585	2,694
General and administrative expenses:		
- rental expenses	379	267
- other premises and equipment	820	829
- marketing and advertising expenses	601	447
- other operating expenses	884	671
	2,684	2,214
Depreciation of business premises and equipment	348	323
Amortisation of intangible assets	33	10
	6,650	5,241
Cost efficiency ratio	26.6%	29.0%

Staff numbers [♦] ***by region***	*2007*	*2006*
Hong Kong	8,033	7,748
Mainland	1,097	661
Others	60	55
Total	9,190	8,464

♦ *Full-time equivalent*

Operating expenses rose by HK$1,409 million, or 26.9 per cent, compared with 2006. Of the 33.1 per cent increase in employee compensation and benefits, salaries and other costs increased by 11.7 per cent, in line with the increase in headcount and annual salary increment. The important contributions of Bank staff in achieving significant growth in total operating income led to a 186.6 per cent increase in performance-related pay. General and administrative expenses increased by 21.2 per cent. Rental expenses rose due to increases in rents for branches in Hong Kong and new branches on the Mainland, as well as additional rental costs after the disposal of the Hang Seng Building in May 2006 and the renting of the new 'megasite' back office centre. Marketing expenditure was higher, with increased promotion of credit cards and investment and insurance products as well as brand-building initiatives both in Hong Kong and on the Mainland. Depreciation charges rose by 7.7 per cent, mainly the result of the increase in fair value of business premises. The Bank's Mainland operations, which expanded its network from 15 to 25 outlets and its staff from 661 to 1,097 members during 2007, also contributed to the increase in operating expenses.

The number of full-time equivalent staff rose by 726 compared with 2006 year-end. New staff in Hong Kong accounted for 39.3 per cent of the increase in headcount, with new talent hired to further expand private banking's financial advisory team and PFS and CMB's relationship management and wealth management teams as well as to support IT systems development and enhancement. The number of staff at Mainland branches accounted for 60.1 per cent of the rise in headcount, attributable mainly to the establishment of HACN and expansion of its network of outlets.

The cost efficiency ratio for 2007 was 26.6 per cent, compared with 29.0 per cent in 2006.

Profit on disposal of fixed assets and financial investments

Figures in HK$m	**2007**	2006
Profit on disposal of available-for-sale securities	**449**	338
Profit less loss on disposal of fixed assets	**267**	505
	716	843

Profit on disposal of available-for-sale financial investments was HK$111 million higher than in 2006. Profit on disposal of fixed assets, mainly properties, fell to HK$267 million, due to the non-recurring gain made on the disposal of the Hang Seng Building at 77 Des Voeux Road Central in 2006.

Gain on dilution of investment in associate

During the year, the Bank's associate, Industrial Bank Co., Ltd ('Industrial Bank') issued new shares. The Bank did not subscribe for any additional shares issued under this offer and, as a result, its interest in Industrial Bank's equity decreased from 15.98 per cent to 12.78 per cent.

The net assets of Industrial Bank increased substantially when it received the proceeds from the new issue. After the new issue, the Group's share of the net assets of Industrial Bank increased by HK$1,465 million compared to the share of the net assets immediately before the IPO. This increase in the Group's share of net assets was regarded as a gain arising from deemed disposal of part of its interests in Industrial Bank and has been presented in the consolidated income statement.

The gain resulting from the dilution of the Group's investment in Industrial Bank was HK$1,465 million. The dilution of the interest does not affect the classification of the Group's investment as an investment in an associate.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	***2007***	*2006*
Current tax – provision for Hong Kong profits tax		
Tax for the year	**2,771**	2,188
Current tax – taxation outside Hong Kong		
Tax for the year	**29**	36
Deferred tax		
Origination and reversal of temporary differences	**65**	(175)
Total tax expense	**2,865**	2,049

The current tax provision is based on the estimated assessable profit for 2007, and is determined for the Bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2006). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Earnings per share

The calculation of earnings per share in 2007 is based on earnings of HK$18,242 million (HK$12,038 million in 2006) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2006).

Dividends per share

	2007		2006	
	HK$ per share	HK$m	HK$ per share	HK$m
First interim	**1.10**	**2,103**	1.10	2,103
Second interim	**1.10**	**2,103**	1.10	2,103
Third interim	**1.10**	**2,103**	1.10	2,103
Fourth interim	**3.00**	**5,736**	1.90	3,633
	6.30	**12,045**	5.20	9,942

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Profit before tax contributed by the customer groups in 2007 compared with 2006 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 10.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Total*
Year ended 31 December 2007						
Profit before tax	11,918	2,701	475	1,829	4,548	21,471
Share of profit before tax	55.5%	12.6%	2.2%	8.5%	21.2%	100.0%
Year ended 31 December 2006						
Profit before tax	7,730	2,262	557	1,051	2,795	14,395
Share of profit before tax	53.7%	15.7%	3.9%	7.3%	19.4%	100.0%

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Mainland and other*	*Total*
Year ended 31 December 2007				
Income and expense				
Total operating income	33,259	1,782	651	35,692
Profit before tax	17,150	1,748	2,573	21,471
Capital expenditure incurred during the year	432	–	109	541
At 31 December 2007				
Total assets	630,989	71,082	43,928	745,999
Total liabilities	663,333	4,020	22,190	689,543
Contingent liabilities and commitments	200,462	–	15,007	215,469
Year ended 31 December 2006				
Income and expense				
Total operating income	24,449	1,295	414	26,158
Profit before tax	12,380	1,262	753	14,395
Capital expenditure incurred during the year	335	–	44	379
At 31 December 2006				
Total assets	573,067	65,997	30,000	669,064
Total liabilities	603,636	4,180	12,550	620,366
Contingent liabilities and commitments	165,541	–	8,701	174,242

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.

Figures in HK$m	*Repayable on demand*	*One month or less but not on demand*	*One month to three months*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Assets									
Cash and balances with banks and other financial institutions	16,864	–	–	–	–	–	–	–	16,864
Placings with and advances to banks and other financial institutions	30,427	62,943	18,374	1,285	–	–	–	–	113,029
Trading assets	–	–	–	–	–	–	10,390	–	10,390
Financial assets designated at fair value	–	–	305	146	2,481	4,963	–	5,997	13,892
Derivative financial instruments	5	115	210	392	210	3	3,767	–	4,702
Advances to customers	19,863	15,111	24,885	50,290	93,575	104,632	–	–	308,356
Financial investments	300	19,371	22,458	55,071	126,395	16,462	–	4,237	244,294
Investments in associates	–	–	–	–	–	–	–	6,177	6,177
Investment properties	–	–	–	–	–	–	–	2,581	2,581
Premises, plant and equipment	–	–	–	–	–	–	–	6,794	6,794
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	565	565
Intangible assets	–	–	–	–	–	–	–	2,889	2,889
Other assets	6,476	4,200	2,630	1,492	262	8	–	398	15,466
At 31 December 2007	**73,935**	**101,740**	**68,862**	**108,676**	**222,923**	**126,068**	**14,157**	**29,638**	**745,999**
At 31 December 2006	49,310	85,492	60,275	94,143	224,420	119,110	13,841	22,473	669,064

Analysis of assets and liabilities by remaining maturity *(continued)*

Figures in HK$m	*Repayable on demand*	*One month or less but not on demand*	*One month to three months*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Liabilities									
Current, savings and other deposit accounts	312,427	177,361	42,612	13,055	913	285	–	–	546,653
Deposits from banks	1,791	12,994	2,640	2,311	–	–	–	–	19,736
Trading liabilities	–	–	–	–	–	–	48,151	–	48,151
Financial liabilities *designated at fair value*	41	–	–	–	997	–	–	460	1,498
Derivative financial instruments	–	7	11	25	47	58	4,535	–	4,683
Certificate of deposit and other debt securities in issue	–	8	–	2,857	2,820	–	–	–	5,685
Other liabilities	8,433	4,996	1,718	1,352	124	12	–	1,215	17,850
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	33,089	33,089
Deferred tax and current tax liabilities	–	–	–	1,479	–	–	–	1,365	2,844
Subordinated liabilities	–	–	–	–	9,354	–	–	–	9,354
At 31 December 2007	322,692	195,366	46,981	21,079	14,255	355	52,686	36,129	689,543
At 31 December 2006	299,827	167,289	38,767	11,800	15,845	154	61,407	25,277	620,366

Cash and balances with banks and other financial institutions

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Cash in hand	**3,308**	4,920
Balances with central banks	**6,004**	357
Balances with banks and other financial institutions	**7,552**	4,113
	16,864	9,390

Placings with and advances to banks and other financial institutions

Figures in HK$m	At 31 December 2007	At 31 December 2006
Placings with and advances to banks and other financial institutions maturing within one month	93,370	75,722
Placings with and advances to banks and other financial institutions maturing after one month	19,659	23,983
	113,029	99,705

Trading assets

Figures in HK$m	At 31 December 2007	At 31 December 2006
Treasury bills	6,303	6,071
Certificates of deposit	–	212
Other debt securities	4,058	6,109
Debt securities	10,361	12,392
Equity shares	2	16
Total trading securities	10,363	12,408
Other*	27	59
Total trading assets	10,390	12,467
Debt securities:		
- listed in Hong Kong	2,564	3,124
- listed outside Hong Kong	796	1,123
	3,360	4,247
- unlisted	7,001	8,145
	10,361	12,392
Equity shares:		
- listed in Hong Kong	2	16
- unlisted	–	–
	2	16
Total trading securities	10,363	12,408
Debt securities:		
Issued by public bodies:		
- central governments and central banks	9,061	8,969
- other public sector entities	387	926
	9,448	9,895
Issued by other bodies:		
- banks and other financial institutions	562	1,555
- corporate entities	351	942
	913	2,497
	10,361	12,392
Equity shares:		
Issued by corporate entities	2	16
Total trading securities	10,363	12,408

* *This represents amount receivable from counterparties on trading transactions not yet settled.*

Financial assets designated at fair value

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Certificates of deposit	**52**	232
Other debt securities	**7,860**	4,587
Debt securities	**7,912**	4,819
Equity shares	**5,980**	3,461
	13,892	8,280
Debt securities:		
- listed in Hong Kong	**1,113**	505
- listed outside Hong Kong	**1,377**	309
	2,490	814
- unlisted	**5,422**	4,005
	7,912	4,819
Equity shares:		
- listed in Hong Kong	**1,976**	1,202
- listed outside Hong Kong	**1,600**	1,300
	3,576	2,502
- unlisted	**2,404**	959
	5,980	3,461
	13,892	8,280
Debt securities:		
Issued by public bodies:		
- central governments and central banks	**2,004**	870
- other public sector entities	**395**	285
	2,399	1,155
Issued by other bodies:		
- banks and other financial institutions	**4,682**	3,535
- corporate entities	**831**	129
	5,513	3,664
	7,912	4,819
Equity shares:		
Issued by corporate entities	**5,980**	3,461
	13,892	8,280

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of life insurance funds designated at fair value for backing policyholders' liabilities.

Advances to customers

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Gross advances to customers	**309,409**	280,277
Less:		
Loan impairment allowances:		
- individually assessed	**(417)**	(406)
- collectively assessed	**(636)**	(518)
	308,356	279,353

Included in advances to customers are:		
- trade bills	**3,690**	3,907
- loan impairment allowances	**(14)**	(16)
	3,676	3,891

Loan impairment allowances against advances to customers

Figures in HK$m	***Individually assessed***	***Collectively assessed***	***Total***
At 1 January 2007	**406**	**518**	**924**
Amounts written off	**(242)**	**(249)**	**(491)**
Recoveries of advances written off in previous years	**21**	**41**	**62**
New impairment allowances charged to income statement	**335**	**367**	**702**
Impairment allowances released to income statement	**(85)**	**(41)**	**(126)**
Unwinding of discount of loan impairment allowances recognised as 'interest income'	**(18)**	**–**	**(18)**
At 31 December 2007	**417**	**636**	**1,053**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December 2007	*At 31 December 2006*
	%	%
Loan impairment allowances:		
- individually assessed	**0.13**	0.15
- collectively assessed	**0.21**	0.18
Total loan impairment allowances	**0.34**	0.33

Total loan impairment allowances as a percentage of gross advances to customers were 0.34 per cent at 31 December 2007, 0.1 percentage point higher than last year. Individually assessed allowances as a percentage of gross advances fell by 0.02 percentage points to 0.13 per cent, reflecting recoveries from doubtful accounts and the writing off of irrecoverable balances against impairment allowances. The percentage of collectively assessed allowances increased by 0.03 percentage point to 0.21 per cent, reflecting higher impairment allowances made on the card and personal loan portfolio and the increase in impairment allowances made on advances not identified as impaired as a result of the growth in gross advances to customers and the update of the historical loss rates used for 2007.

Impaired advances and allowances

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Gross impaired advances	**1,261**	1,387
Individually assessed allowances	**(417)**	(406)
Net impaired advances	**844**	981
Individually assessed allowances as a percentage of gross impaired advances	**33.1%**	29.3%
Gross impaired advances as a percentage of gross advances to customers	**0.4%**	0.5%

Impaired advances are those advances with *objective evidence of impairment* as assessed on an individual basis. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances fell by HK$126 million, or 9.1 per cent, to HK$1,261 million, due mainly to the write-off of irrecoverable balances against impairment allowances and customer repayments, although there was a downgrade of certain commercial accounts. Gross impaired advances as a percentage of gross advances to customers stood at 0.4 per cent, compared with 0.5 per cent at the end of 2006.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2007		*At 31 December 2006*	
	HK$m	***%***	*HK$m*	*%*
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
- six months or less but over three months	**329**	**0.1**	504	0.2
- one year or less but over six months	**312**	**0.1**	263	0.1
- over one year	**112**	**–**	173	–
	753	**0.2**	940	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances fell by 19.9 per cent to HK$753 million at 31 December 2007, attributable to the write-off of overdue advances against impairment allowances. Overdue advances as a percentage of gross advances to customers stood at 0.2 per cent, compared with 0.3 per cent at the end of 2006.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2007		*At 31 December 2006*	
	HK$m	***%***	*HK$m*	*%*
Rescheduled advances to customers	**352**	**0.1**	357	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 42).

Rescheduled advances decreased by HK$5 million, or 1.4 per cent, to HK$352 million at 31 December 2007, representing 0.1 per cent of gross advances to customers (same level as the previous year-end).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2007, over 90 per cent of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong, a position unchanged from that at 31 December 2006.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	**20,431**	18,051
Property investment	**54,676**	48,096
Financial concerns	**3,232**	2,103
Stockbrokers	**524**	234
Wholesale and retail trade	**6,034**	6,360
Manufacturing	**8,311**	7,670
Transport and transport equipment	**9,368**	11,145
Recreational activities	**218**	210
Information technology	**913**	478
Other	**21,396**	22,099
	125,103	116,446
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**18,437**	20,078
Advances for the purchase of other residential properties	**85,923**	83,616
Credit card advances	**11,354**	9,448
Other	**13,155**	8,813
	128,869	121,955
Total gross advances for use in Hong Kong	**253,972**	238,401
Trade finance	**22,995**	19,684
Gross advances for use outside Hong Kong	**32,442**	22,192
Gross advances to customers	**309,409**	280,277

Gross advances to customers by industry sector *(continued)*

Gross advances to customers rose HK$29.1 billion, or 10.4 per cent, to HK$309.4 billion when compared with the previous year-end.

In the strong economic conditions, lending to the property development, property investment and financial concerns sectors recorded satisfactory growth, benefiting from the active investment and property markets. Lending to the manufacturing sector grew by 8.4 per cent and advances to the information technology and telecom sector rose by 91.0 per cent due to a new drawdown by a large information technology company. Lending to the wholesale and retail sector and 'Other' sector fell by 5.1 per cent and 3.2 per cent respectively, due mainly to repayments by large corporate customers.

Trade finance recorded strong growth of 16.8 per cent, reflecting CMB's achievement in broadening its range of product and service offerings for small and medium-sized enterprise ('SME') customers. CMB also enlarged its servicing teams and expanded delivery channels to strengthen the Bank's position as a preferred bank for SMEs in Hong Kong.

Lending to individuals recorded a rise of 5.7 per cent. Excluding the fall in Government Home Ownership Scheme ('GHOS') mortgages, lending to individuals grew by 8.4 per cent. Residential mortgages to individuals rose by 2.8 per cent and the Bank maintained its position as one of the market leaders amid intense market competition. Mortgages under the GHOS fell at a slower pace of 8.2 per cent (compared with 12.2 per cent in 2006) as there were new loans drawdown following the Housing Authority's re-launch of GHOS flat sales earlier 2007.

With the improved economic environment and strong consumer spending, card advances grew by 20.2 per cent, supported by a rise of 8.9 per cent in the number of cards issued and a 21.1 per cent increase in cardholder spending. Lending to the 'Other' sector, including mainly personal loans and overdrafts, increased by 49.3 per cent, due in part to a series of successful promotional initiatives.

Loans for use outside Hong Kong increased by HK$10,250 million, or 46.2 per cent, compared with the end of 2006. This was due largely to the 63.8 per cent expansion of Mainland loan portfolios, which had reached HK$26.0 billion at 31 December 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 110.4 per cent, benefiting from the Bank's strong capabilities and experience, premium services, and broad customer base in the Pearl River Delta region. Residential mortgage business also grew strongly by 79.3 per cent.

Financial investments

Figures in HK$m	**At 31 December 2007**	At 31 December 2006
Available-for-sale at fair value:		
- debt securities	**220,998**	209,463
- equity shares	**4,299**	2,110
Held-to-maturity debt securities at amortised cost	**18,997**	16,137
	244,294	227,710
Fair value of held-to-maturity debt securities	**19,526**	16,551
Treasury bills	**3,089**	1,088
Certificates of deposit	**30,247**	25,020
Other debt securities	**206,659**	199,492
Debt securities	**239,995**	225,600
Equity shares	**4,299**	2,110
	244,294	227,710
Debt securities:		
- listed in Hong Kong	**5,234**	6,672
- listed outside Hong Kong	**71,997**	70,905
	77,231	77,577
- unlisted	**162,764**	148,023
	239,995	225,600
Equity shares:		
- listed in Hong Kong	**3,449**	1,702
- listed outside Hong Kong	**188**	150
	3,637	1,852
- unlisted	**662**	258
	4,299	2,110
	244,294	227,710
Fair value of listed financial investments	**80,898**	79,442
Debt securities:		
Issued by public bodies:		
- central governments and central banks	**8,526**	8,321
- other public sector entities	**5,688**	7,044
	14,214	15,365
Issued by other bodies:		
- banks and other financial institutions	**211,568**	192,751
- corporate entities	**14,213**	17,484
	225,781	210,235
	239,995	225,600
Equity shares:		
Issued by corporate entities	**4,299**	2,110
	244,294	227,710

Financial investments *(continued)*

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to the Bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Amounts due from:		
Cash and balances with banks and other financial institutions	**861**	1,665
Placings with and advances to banks and other financial institutions	**5,777**	4,573
Financial assets designated at fair value	**3,672**	2,842
Derivative financial instruments	**386**	194
Financial investments	**909**	1,023
Other assets	**128**	79
	11,733	10,376
Amounts due to:		
Customer accounts	**1,930**	199
Deposits from banks	**3,471**	5,724
Derivative financial instruments	**1,773**	333
Subordinated liabilities	**2,028**	2,022
Other liabilities	**316**	473
	9,518	8,751

Investments in associates

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Share of net assets	**5,894**	3,158
Goodwill	**283**	330
	6,177	3,488

On 5 February 2007, Industrial Bank issued 1,001 million new shares in an IPO for a total consideration of RMB15,996 million. The Bank did not subscribe for any additional shares and its interest in the equity of Industrial Bank therefore decreased from 15.98 per cent to 12.78 per cent. The dilution of investment resulted in a gain of HK$1,465 million, as represented in the increase in the Bank's share of the net assets of Industrial Bank which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the Bank's income statement in 2007.

The decrease of the Bank's interest in the equity of Industrial Bank does not affect the Bank's influence over this associate, as there has been no change in the composition of major shareholders in Industrial Bank or in the Bank's representation on its Board of Directors or Executive Committee. The Bank will continue to have the power to participate in the financial and operating policy decisions of Industrial Bank, and will continue to account for its results using the equity method.

Intangible assets

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Present value of in-force long-term insurance business	**2,324**	1,927
Internally developed software	**212**	129
Acquired software	**24**	14
Goodwill	**329**	–
	2,889	2,070

Goodwill arising from the acquisition of the remaining 50 per cent of issued capital of Hang Seng Life Limited amounted to HK$329 million as at 31 December 2007 and was recognised at Group level.

Other assets

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Items in the course of collection from other banks	**6,193**	6,036
Prepayments and accrued income	**4,433**	3,520
Deferred tax assets	**1**	1
Assets held for sale	**199**	256
Acceptances and endorsements	**3,294**	2,855
Other accounts	**1,346**	2,218
	15,466	14,886

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Current, savings and other deposit accounts:		
- as stated in consolidated balance sheet	**546,653**	482,821
- structured deposits reported as trading liabilities	**24,162**	35,066
	570,815	517,887
By type:		
- demand and current accounts	**34,130**	29,594
- savings accounts	**254,976**	223,255
- time and other deposits	**281,709**	265,038
	570,815	517,887

Certificates of deposit and other debt securities in issue

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Certificates of deposit and other debt securities in issue:		
- as stated in consolidated balance sheet	**5,685**	7,595
- structured certificates of deposit and other debt securities in issue reported as trading liabilities	**14,087**	14,821
	19,772	22,416
By type:		
- certificates of deposit in issue	**9,212**	18,075
- other debt securities in issue	**10,560**	4,341
	19,772	22,416

Customer deposits and certificates of deposit and other debt securities in issue rose by 9.3 per cent to HK$590.6 billion, notably in Hong Kong dollar current and savings accounts and time deposits.

In tandem with the expanding scope of renminbi banking services offered by HACN, deposits from Mainland branches registered impressive growth of 188.6 per cent. HACN will continue to expand its number of outlets and provide premium customer service and comprehensive renminbi services to grow its customer base. In order to further grow our personal banking and wealth management business, a variety of investment-linked deposit products are being offered to customers on the Mainland.

Trading liabilities

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Structured certificates of deposit and other debt securities in issue	**14,087**	14,821
Structured deposits	**24,162**	35,066
Short positions in securities and other	**9,902**	10,206
	48,151	60,093

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Items in the course of transmission to other banks	**8,407**	6,469
Accruals	**3,836**	2,641
Acceptances and endorsements	**3,294**	2,855
Other	**2,313**	4,158
	17,850	16,123

Subordinated liabilities

Figures in HK$m		***At 31 December 2007***	*At 31 December 2006*
Nominal value	Description		
Amount owed to third parties			
HK$1,500 million	Callable floating rate subordinated notes due June 2015	**1,497**	1,496
HK$1,000 million	4.125 per cent callable fixed rate subordinated notes due June 2015	**989**	987
US$450 million	Callable floating rate subordinated notes due July 2016	**3,497**	3,483
US$300 million	Callable floating rate subordinated notes due July 2017	**2,332**	–
Amount owed to HSBC Group undertakings			
US$260 million	Callable floating rate subordinated loan debt due December 2015	**2,028**	2,021
		10,343	7,987
Representing:			
- measured at amortised cost		**9,354**	7,000
- designated at fair value		**989**	987
		10,343	7,987

During the year, the Bank issued floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes were issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes, which qualify as supplementary capital, serve to help the Bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Share capital	**9,559**	9,559
Retained profits	**32,873**	29,044
Premises revaluation reserve	**3,639**	3,491
Cash flow hedges reserve	**144**	(220)
Available-for-sale investments reserve	**1,892**	923
Capital redemption reserve	**99**	99
Other reserves	**2,514**	452
Total reserves	**41,161**	33,789
	50,720	43,348
Proposed dividends	**5,736**	3,633
Shareholders' funds	**56,456**	46,981
Return on average shareholders' funds	**35.4%**	27.4%

Shareholders' funds (excluding proposed dividends) grew by HK$7,372 million, or 17.0 per cent, to HK$50,720 million at 31 December 2007. Retained profits rose by HK$3,829 million, reflecting the growth in attributable profit during the year. The premises revaluation reserve increased by HK$148 million, attributable to the improved property market. The available-for-sale investments reserve rose by HK$969 million, reflecting the buoyant equity market. Other reserves rose by HK$2,062 million, due mainly to the gain on the dilution of investment in Industrial Bank.

The return on average shareholders' funds was 35.4 per cent, compared with 27.4 per cent in 2006, reflecting the strong profit growth recorded for 2007.

Save for the issuance of subordinated notes of US$300 million, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities during 2007.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Capital base		
Core capital:		
- Share capital	**9,559**	9,559
- Retained profits	**29,437**	25,823
- Classified as regulatory reserve	**(911)**	(518)
- Less: goodwill	**(283)**	(330)
- Less: 50 per cent of total unconsolidated investments and other deductions	**(5,875)**	–
- Total core capital	**31,927**	34,534
Supplementary capital:		
- Fair value gains on the revaluation of property	**3,466**	4,259
- Fair value gains on the revaluation of available-for-sale investment and equity	**823**	542
- Collective impairment allowances	**636**	518
- Regulatory reserve	**911**	518
- Term subordinated debt	**10,354**	7,988
- Less: 50 per cent of total unconsolidated investments and other deductions	**(5,875)**	–
- Total supplementary capital	**10,315**	13,825
Unconsolidated investments and other deductions	**–**	(4,242)
Total capital base after deductions	**42,242**	44,117
Risk-weighted assets		
- Credit risk	**342,798**	321,677
- Market risk	**2,166**	2,330
- Operational risk	**33,558**	–
	378,522	324,007
Capital adequacy ratio	**11.2 %**	13.6 %
Core capital ratio	**8.4 %**	10.7 %

Capital resources management *(continued)*

Capital ratios at 31 December 2007 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of the Basel II, which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the 'standardised approach' for the calculation of the risk-weighted assets for credit risk and operational risk and the 'internal models approach' for the calculation of market risk. The Bank has also obtained approval from the HKMA to adopt the 'foundation internal ratings-based approach' to calculate the risk-weighted assets for credit risk effective 1 January 2008.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 31 December 2006 were compiled in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') under the Basel I capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk weighted assets, the capital ratios are not directly comparable.

In accordance with the HKMA guideline *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a 'regulatory reserve' of HK$911 million from retained profits. This regulatory reserve is included as supplementary capital together with the Group's collective impairment allowances.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2007	*2006*
The Bank and its subsidiaries designated by the HKMA	**52.9%**	51.9%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***2007***	*2006*
Operating profit	**17,789**	12,576
Net interest income	**(14,719)**	(11,694)
Dividend income	**(52)**	(47)
Loan impairment charges and other credit risk provisions	**576**	264
Depreciation	**348**	323
Amortisation of intangible assets	**33**	10
Amortisation of available-for-sale investments	**(838)**	(532)
Amortisation of held-to-maturity debt securities	**(1)**	2
Advances written off net of recoveries	**(429)**	(336)
Interest received	**25,530**	22,232
Interest paid	**(19,208)**	(16,693)
Operating profit before changes in working capital	**9,029**	6,105
Change in treasury bills and certificates of deposit with original maturity more than three months	**(5,958)**	5,077
Change in placings with and advances to banks maturing after one month	**4,324**	(9,035)
Change in trading assets	**1,160**	4,252
Change in financial assets designated at fair value	**362**	(56)
Change in derivative financial instruments	**349**	(433)
Change in advances to customers	**(29,150)**	(18,589)
Change in other assets	**(11,612)**	(6,427)
Change in financial liabilities designated at fair value	**2**	20
Change in current, savings and other deposit accounts	**63,832**	51,826
Change in deposits from banks	**2,056**	5,637
Change in trading liabilities	**(11,942)**	14,289
Change in certificates of deposit and other debt securities in issue	**(1,910)**	(2,428)
Change in other liabilities	**10,963**	8,458
Elimination of exchange differences and other non-cash items	**(7,892)**	(3,707)
Cash generated from operating activities	**23,613**	54,989
Taxation paid	**(2,543)**	(1,448)
Net cash inflow from operating activities	**21,070**	53,541

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2007***	*At 31 December 2006*
Cash and balances with banks and other financial institutions	**16,864**	9,390
Placings with and advances to banks and other financial institutions maturing within one month	**89,895**	74,072
Treasury bills	**4,114**	5,158
Certificates of deposit	**2,601**	1,655
	113,474	90,275

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 31 December 2007			
Direct credit substitutes	**4,651**	**4,651**	**3,638**
Transaction-related contingencies	**812**	**406**	**398**
Trade-related contingencies	**10,274**	**2,055**	**2,045**
Forward asset purchases	**115**	**115**	**115**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- not more than one year	**20,253**	**4,051**	**4,051**
- more than one year	**15,973**	**7,986**	**6,752**
- unconditionally cancellable	**145,641**	**–**	**–**
	197,719	**19,264**	**16,999**
Exchange rate contracts:			
Spot and forward foreign exchange	**580,889**	**7,606**	**2,196**
Other exchange rate contracts	**25,957**	**803**	**189**
	606,846	**8,409**	**2,385**
Interest rate contracts:			
Interest rate swaps	**189,703**	**2,121**	**520**
Other interest rate contracts	**312**	**–**	**–**
	190,015	**2,121**	**520**
Other derivative contracts	**26,709**	**2,294**	**1,263**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2006			
Contingent liabilities:			
Guarantees	4,150	3,877	3,679
Commitments:			
Documentary credits and short-term trade-related transactions	8,717	1,745	1,738
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	142,463	–	–
- one year and over	18,719	9,360	8,696
Other	193	193	193
	170,092	11,298	10,627
Exchange rate contracts:			
Spot and forward foreign exchange	267,822	2,715	591
Other exchange rate contracts	64,377	499	110
	332,199	3,214	701
Interest rate contracts:			
Interest rate swaps	162,969	1,376	295
Other interest rate contracts	2,350	2	–
	165,319	1,378	295
Other derivative contracts	5,668	382	90

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis at 31 December 2007 were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which became effective on 1 January 2007. The corresponding amounts at 31 December 2006 were calculated in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives *(continued)*

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2007		At 31 December 2006	
Figures in HK$m	***Trading***	***Hedging***	*Trading*	*Hedging*
Contract amounts:				
Interest rate contracts	**129,861**	**60,232**	105,001	60,318
Exchange rate contracts	**725,862**	**–**	332,199	–
Other derivative contracts	**43,983**	**–**	5,668	–
	899,706	**60,232**	442,868	60,318
Derivative assets:				
Interest rate contracts	**703**	**935**	435	513
Exchange rate contracts	**2,512**	**–**	866	–
Other derivative contracts	**552**	**–**	73	–
	3,767	**935**	1,374	513
Derivative liabilities:				
Interest rate contracts	**777**	**148**	573	217
Exchange rate contracts	**2,073**	**–**	722	–
Other derivative contracts	**1,685**	**–**	19	–
	4,535	**148**	1,314	217

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Statutory accounts and accounting policies

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2007 ('2007 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2008.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the Bank's Annual Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the Bank on the date of the issue of this press release.

The 2007 accounts and this press release have been prepared on a basis consistent with the accounting policies adopted in the 2006 accounts.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Acquisition

On 22 June 2007, the Bank announced that its wholly-owned subsidiary, Hang Seng Insurance Company Limited ('HSIC'), had entered into a conditional agreement to acquire 50 per cent of the issued share capital of Hang Seng Life Limited ('HSLL') from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. The Bank owns the remaining 50 per cent of the issued capital of HSLL and is accounting for the results of HSLL as a subsidiary. Under the Listing Rules, the acquisition constitutes a discloseable and connected transaction of the Bank and is subject to approval by the shareholders who are not related to HSBC Group ('Independent Shareholders'). An Extraordinary General Meeting ('EGM') was convened on 1 August 2007 and approval from Independent Shareholders for the acquisition was obtained by way of poll at the EGM. The acquisition was completed on 25 September 2007 and the amount of goodwill arising from acquisition at Group level was HK$329 million.

Additional information *(continued)*

4. Property revaluation

On 30 September 2007, the Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited and were adjusted for material change in the valuation as at 31 December 2007. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$565 million of which HK$34 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$531 million was credited to the premises revaluation reserve. Revaluation gains of HK$250 million on investment properties were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$99 million and HK$44 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through the income statement.

5. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 31 December 2007, the US dollar (US$) and renminbi (RMB) were the currencies in which the Group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 31 December 2007***		*At 31 December 2006*	
	US$	***RMB***	*US$*	*RMB*
Non-structural position				
Spot assets	**227,698**	**26,160**	205,544	14,422
Spot liabilities	**(184,258)**	**(26,149)**	(189,232)	(12,670)
Forward purchases	**298,806**	**26,549**	128,102	353
Forward sales	**(335,592)**	**(28,330)**	(141,544)	(1,904)
Net options position	**32**	**–**	120	–
Net long/ (short) non-structural position	**6,686**	**(1,770)**	2,990	201

At 31 December 2007, the Group's major structural foreign currency positions were US$ and RMB.

	At 31 December 2007		*At 31 December 2006*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*
Structural positions				
US$	**286**	**2.5**	1,430	26.8
RMB	**10,752**	**95.8**	3,760	70.5

Additional information *(continued)*

6. Post balance sheet event

On 31 January 2008, Hang Seng Bank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ('YTCCB') in mainland China for a total consideration of RMB800 million. Upon successful completion of the share subscription, Hang Seng will become the largest shareholder of YTCCB. The share subscription and the terms of the agreement are subject to the approval of the China Banking Regulatory Commission, other relevant regulatory authorities, and shareholders of YTCCB.

7. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

8. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 18 March 2008, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 17 March 2008. The fourth interim dividend will be payable on 28 March 2008 to shareholders on the register of shareholders of the Bank on 18 March 2008.

9. Proposed timetable for 2008 quarterly dividends

	First interim dividend	*Second interim dividend*	*Third interim dividend*	*Fourth interim dividend*
Announcement	28 April 2008	4 August 2008	3 November 2008	2 March 2009
Book close and record date	20 May 2008	20 August 2008	20 November 2008	18 March 2009
Payment date	5 June 2008	4 September 2008	10 December 2008	31 March 2009

Additional information *(continued)*

10. Code on Corporate Governance Practices

The Bank follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2007.

The Audit Committee of the Bank has reviewed the results for the year ended 31 December 2007.

11. Board of Directors

As at 3 March 2008, the Board of Directors of the Bank comprised Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* Independent non-executive Director
\# Non-executive Director

12. Press release

Copies of this press release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2007 Annual Report and Accounts are available from the same website on Monday, 3 March 2008 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2007 Annual Report will be sent to shareholders in late March 2008.

Press enquiries to:
Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227

END